Mail Stop 4561

June 30, 2009

Martin R. Wade, III
Chief Executive Officer
Broadcaster, Inc.
353 Bel Marin Keys Boulevard, Suite 9
Novato, CA 94949

> **Re:** **Broadcaster, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Filed October 17, 2008**
> **File No. 000-15949**

Dear Wade:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2008

Item 9A(T). Controls and Procedures, page 60

1. We note that you have not included disclosures regarding the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Please revise to provide the disclosures required by Item 307 of Regulation S-K.

2.   We note that management has concluded that your internal control over financial
        reporting was effective as of December 31, 2008, subject to certain exceptions.
        Management should not state that the controls are effective except to the extent
        that certain problems have been identified. Rather, management must take those
        problems into account when concluding whether the controls are effective or
        ineffective. We believe that you should reevaluate the conclusion reached by
        management and revise your disclosures to state, in clear and <u>unqualified
        language</u>, the conclusion on the effectiveness of your internal control over
        financial reporting.

                                        * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or me at (202) 551-3406 if you have any questions regarding the above comments.

Sincerely,

Patrick Gilmore
Accounting Branch Chief